Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 21, 2019, relating to the consolidated financial statements of United Parcel Service, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers and the presentation of net periodic pension costs due to adoption of new accounting standards), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
October 11, 2019